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                                                                 EXHIBIT (a)(11)

                     [American Express logo and letterhead]

                                          Contact:  Richard D'Ambrosio
                                                    American Express
                                                    212-640-4868
                                                    richard.d'ambrosio@aexp.com




                   AMERICAN EXPRESS COMPLETES TENDER OFFER IN
                      ACQUISITION OF SIERRACITIES.COM INC.


     New York, March 27, 2001 -- American Express Company today announced that the $5.68 per share cash tender offer conducted by one of its subsidiaries for all outstanding shares of common stock of SierraCities.com Inc. expired, as scheduled, at 12:00 midnight, New York City time, on Monday, March 26, 2001. Based on a preliminary count, 17,912,393 shares of SierraCities.com Inc. were tendered and accepted for payment (including shares guaranteed for delivery), representing approximately 94.7% of the total outstanding shares of SierraCities.com Inc.

     In order to complete the acquisition, American Express Company expects to consummate the merger of SierraCities.com Inc. with a wholly owned subsidiary of American Express Company within the next few days. As a result of the merger, each remaining outstanding share of SierraCities.com Inc. not tendered in the tender offer will be converted into the right to receive the same $5.68 per share in cash, without interest, that was paid for shares in the tender offer.

     American Express Company (www.americanexpress.com) is a diversified worldwide financial, travel and network services provider founded in 1850. It is a leader in charge and credit cards, Travelers Cheques, travel, financial planning, investment products, insurance, accounting and international banking.